Exhibit 99.1

News Release

March 2, 2022

Turquoise Hill announces financial results and review of operations for 2021

Turquoise Hill Resources (the Company) today announced its financial results for the year ended December 31, 2021. All figures are in U.S. dollars unless otherwise stated.

“2021 was a year of significant accomplishments for Turquoise Hill and its shareholders. We achieved a safety All Injury Frequency Rate (AIFR) of 0.14 per 200,000 hours worked, the best full-year AIFR in the site’s history, and an outstanding accomplishment for the OT team.” stated Steve Thibeault, Turquoise Hill’s Interim Chief Executive Officer. “We also took critical steps towards bringing the Oyu Tolgoi high grade underground mine into production, making Turquoise Hill one of the fastest growing major copper producers in the world.”

“In addition, we reset and renewed our partnership with the Government of Mongolia which allowed us to proceed with the development of the underground mine. The Company also reached an amended funding agreement with Rio Tinto that provides a clear path to meeting the Company’s estimated funding requirements. The underground mine remains on-track to reach sustainable production in H1 2023. These are remarkable outcomes considering the challenges posed by the COVID-19 pandemic, which resulted in our workforce being below normal staffing levels for much of the year.”

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR 2021

Subsequent to December 31, 2021

●

Turquoise Hill successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and the board of directors of Oyu Tolgoi LLC (OT LLC) unanimously approved commencement of the undercut. On January 25, 2022, a ceremony was held at the mine site to celebrate the commencement of blasting the undercut that started the Oyu Tolgoi Hugo North underground mine production.

●

Turquoise Hill and Rio Tinto agreed to a comprehensive and binding, amended funding agreement that provides a pathway forward to address the Company’s estimated funding requirements. See the section “Funding of OT LLC by Turquoise Hill” in this press release.

●

OT LLC signed an Electricity Supply Agreement (ESA) to provide Oyu Tolgoi with a long-term source of power from the Mongolian grid on terms fully agreed with the Government of Mongolia. Power will be delivered pursuant to the ESA once certain technical conditions are satisfied.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	1

Full Year 2021

●	Oyu Tolgoi open-pit and underground workforce posted an AIFR of 0.14 per 200,000 hours worked, the best full-year AIFR the site has achieved.

●	As at December 31, 2021, Turquoise Hill had $0.7 billion of available liquidity in the form of cash and cash equivalents.

●	Turquoise Hill currently estimates a base case incremental funding requirement of $3.4 billion, compared to $3.6 billion estimated in the Company’s Q3’21 earnings release.

●	Full year copper production of 163 thousand tonnes was within the Company’s revised guidance of 150 – 180 thousand tonnes.

●	Full year gold production of 468 thousand ounces was within the Company’s revised guidance of 400 – 480 thousand ounces.

●	Full year mill throughput of 39.1 million tonnes included over 1 million tonnes of underground development material.

●

Revenue of $1,971.0 million in 2021 increased 82.8% versus 2020. Copper and gold volumes increased by 9.0% and 157.1%, respectively. This was driven by the scheduled move to the higher grade areas of Phase 4B. Average prices were 53.4% higher for copper and 2.4% higher for gold.

●

Income in 2021 was $681.1 million versus $494.6 million in 2020 due primarily to $0.9 billion higher revenue offset by $0.6 billion additional tax charges in 2021 versus 2020. 2021 reflects a $277.8 million deferred tax asset expense (2020: recognition of $346.6 million), which resulted mainly from the utilisation of prior year tax losses against current year taxable income and from previously disclosed underground delays, which have contributed to a reduction in the loss carry-forwards anticipated to be utilised in future periods. Income attributable to owners of Turquoise Hill was $524.9 million ($2.61 per share) in 2021 compared with $406.3 million ($2.02 per share) in 2020.

●

Cost of sales in 2021 was $2.02 per pound of copper sold[1] and C1 cash costs were $0.22 per pound of copper produced[2], slightly higher than the Company’s revised guidance of negative $0.20 per pound of copper to positive $0.20 per pound of copper produced. All-in sustaining costs were $0.87 per pound of copper produced[2].

1 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to Section “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

2 C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	2

●

Total operating cash costs[3] in 2021 of $874.8 million, which increased 17.0% from $747.9 million in 2020, were slightly higher than the 2021 guidance range of $800 million to $850 million. The increase from the prior year was primarily driven by the impact of higher prices and volumes on royalties, together with additional COVID-19 related costs, higher consumable costs from processing harder Phase 4B ore and higher fuel prices, partially offset by lower power study costs.

●

Expenditures on property, plant and equipment in 2021 were $996.9 million, which included capital expenditures of $913.3 million on the underground project. The capital expenditure on the underground project, which is inclusive of $232.4 million of underground sustaining capital, was marginally higher than the revised 2021 guidance range of $0.8 billion to $0.9 billion. At December 31, 2021, total underground spend since January 1, 2016 was approximately $5.4 billion, including $0.3 billion of underground sustaining capital.

●	Cash generated from operating activities before interest and tax was $1,210.8 million in 2021 versus $371.2 million in 2020, driven mainly by $892.8 million higher revenue.

●	Breakthrough of the conveyor and service declines was achieved in H2’21.

●	Underground progress continues with Shaft 4 sinking and commencement of no-load Material Handling System 1 (MHS1), including Primary Crusher 1, commissioned in October 2021.

Fourth Quarter 2021

●

In Q4’21, Oyu Tolgoi produced 38.9 thousand tonnes of copper and 78.6 thousand ounces of gold which is lower than Q4’20 production of 41.6 thousand tonnes of copper and 87.8 thousand ounces of gold due to the processing of comparatively lower grade ore.

●	Mill throughput of 10.6 million tonnes in Q4’21 was higher than Q4’20 of 9.6 million tonnes primarily due to softer ore in the mill feed in the quarter.

●

Revenue of $503.9 million in Q4’21 increased 24.4% from $405.1 million in Q4’20 due to 35.8% higher average copper prices and 54.5% higher gold sales volumes. Q4’21 production volumes of copper and gold decreased by 6.5% and 10.2%, respectively, as a higher proportion of mill feed came from lower grade sources.

●

Income for the period was $207.3 million in Q4’21 versus $241.6 million in Q4’20, reflecting higher tax charges and total operating cash costs[3] offset with $98.8 million higher revenue. The increase in revenues reflects higher copper prices and gold volumes. There was a $19.7 million de-recognition of deferred tax assets in Q4’21 (Q4’20: recognition of $86.1 million). The de-recognition in Q4’21 was due to the partial utilisation of 2016 losses against Q4’21 income, offset by an increase in temporary differences that relates primarily to tax depreciation on property, plant and equipment. Income attributable to owners of Turquoise Hill in Q4’21 was $156.4 million ($0.78 per share) versus $159.9 million ($0.79 per share) in Q4’20.

3 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures”– on page 25 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	3

●	Cost of sales in Q4’21 was $2.39 per pound of copper sold[4] and C1 cash costs were $0.73 per pound of copper produced[5]. All-in sustaining costs were $1.66 per pound of copper produced[5].

●

Total operating cash costs[6] of $246.9 million in Q4’21 increased 24.9% from $197.7 million in Q4’20, primarily due to additional COVID-19 related costs, higher processing costs due to the harder ore being mined in Phase 4B and higher fuel prices.

●

Expenditures on property, plant and equipment in Q4’21 were $299.5 million, which included $259.2 million of capital expenditure on the underground project. The capital expenditures on the underground project included $57.8 million of underground sustaining capital expenditure. At December 31, 2021, total underground capital expenditure since January 1, 2016 was $5.4 billion, including $0.3 billion of underground sustaining capital.

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Net cash generated from operating activities in Q4’21 was $149.4 million versus $69.5 million in Q4’20, reflecting a $70.0 million improvement in cash generated from operating activities before interest and tax due to a $91.0 million increase in gross margin from increased sales revenue, offset by $ 10.6 million higher operating expenses associated with the implementation of COVID-19 controls.

●

Oyu Tolgoi concentrate shipment volumes to customers remained challenged during the quarter and above target inventory levels remained at the end of Q4’21. The challenges were mainly a continuation of the COVID-19 related Mongolia / Chinese border restrictions that resulted in force majeure being declared from March 30, 2021. OT LLC continues to work closely with Mongolian and Chinese authorities to manage any supply chain disruptions.

●

Shaft 4 sinking activities re-commenced in October 2021 with advancement at 148 metres below ground level at December 31, 2021. Shaft 3 readiness works continued with sinking commencement expected by the end of Q1’22.

●

Beyond the incurred impact of delayed undercut commencement, Panels 1 and 2 are expected to be delayed due to COVID-19 related work restrictions impacting both Shafts 3 and 4 and underground development progress as well as changes to mining scope. Efforts to minimise the delays to Panel 1 and Panel 2 due to ventilation constraints ahead of Shaft 3 and 4 commissioning continue. See the section “Oyut Open-Pit Operations and Hugo North Underground” of this press release.

OPERATIONAL OUTLOOK FOR 2022

Oyu Tolgoi is expected to produce 110 to 150 thousand tonnes of copper and 115 to 165 thousand ounces of gold in concentrates in 2022 from processing of open-pit and underground development material as well as stockpiles. Gold and copper production is forecast to be lower in 2022 vs 2021 due to stripping of the next cutback and processing lower grade stockpile material.

4 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to Section “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

5 C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

6 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures”– on page 25 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	4

Total operating cash costs7 for 2022 are expected to be $800 million to $875 million.

Expenditures on property, plant and equipment for 2022 are expected to be approximately $170 million to $200 million for open-pit operations and $1.2 billion to $1.4 billion for the underground.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentisation. Underground capital is inclusive of VAT.

2022 C1 cash costs are expected to be in the range of positive $1.95 to positive $2.35 per pound of copper produced8, which is higher than 2021 due to lower gold production in 2022, as mining transitions to the next phase of open-pit development. Unit cost guidance assumes the midpoint of the expected 2022 copper and gold production ranges and a gold commodity price assumption of $1,801 per ounce.

Estimates of future production, expenditures on property, plant and equipment, total operating cash costs9 and C1 cash costs per pound of copper produced8 presented in this press release are based on mine plans that reflect the expected method by which the Company will mine reserves at Oyu Tolgoi. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the section “Forward-Looking Statements and Forward-Looking Information” of this press release for a description of certain risk factors that could cause actual results to differ materially from these estimates).

OUR BUSINESS

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in OT LLC; the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes or EOT), a Mongolian state-owned entity.

The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open-pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation.

The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open-pit. However, since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2022 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.

At December 31, 2021, Oyu Tolgoi had a total workforce (employees and contractors), including for underground project construction, of approximately 14,400 workers, of which over 96% were Mongolian.

7 Total operating cash costs is a non-GAAP measure that is forward-looking information. Please refer to Section – Non-GAAP and Other Financial Measures – on page 25 of this press release for further information.

8 C1 cash costs per pound of copper produced is a non-GAAP ratio. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

9 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures”– on page 25 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	5

SELECTED ANNUAL FINANCIAL INFORMATION

($ in millions, except per share information)	Year Ended December 31

	2021	2020	2019

Revenue	$1,971.0	$1,078.2	$1,166.0

Income (loss) for the year	$681.1	$494.6	$(476.9)

Net income (loss) attributable to owners of Turquoise Hill Resources Ltd	$524.9	$406.3	$(150.5)

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd	$2.61	$2.02	$(0.75)

Total assets	$14,124.7	$13,368.8	$12,822.4

Long-term liabilities

Borrowings and other financial liabilities	$3,785.4	$4,173.5	$4,187.3

Decommissioning obligations	$153.7	$134.0	$104.2

Deferred income tax liabilities	$145.4	$111.7	$79.2

Note: Annual financial information has been extracted from the audited financial statements of Turquoise Hill, which are prepared in accordance with IFRS.

SELECTED FINANCIAL METRICS (1)

	Three months ended			Year ended
	4Q	4Q	Change	12 months	12 months	Change
($ in millions, unless otherwise noted)
	2021	2020	%	2021	2020	%

Revenue	503.9	405.1	24.4%	1,971.0	1,078.2	82.8%

Income (loss) for the period	207.3	241.6	(14.2%)	681.1	494.6	37.7%

Income (loss) attributable to owners of Turquoise Hill Resources Ltd	156.4	159.9	(2.2%)	524.9	406.3	29.2%

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd	0.78	0.79	(1.6%)	2.61	2.02	29.1%

Revenue by metals in concentrates

Copper	320.7	280.0	14.5%	1,204.5	797.3	51.1%

Gold	178.6	120.4	48.3%	748.6	265.7	181.7%

Silver	4.6	4.7	(2.1%)	17.9	15.2	17.8%

Cost of sales	181.4	173.6	4.5%	622.3	669.4	(7.0%)

Production and delivery costs	141.9	125.9	12.7%	459.3	493.4	(6.9%)

Depreciation and depletion	39.5	47.7	(17.2%)	163.0	176.0	(7.4%)

Capital expenditure on cash basis (2)	299.5	263.0	13.9%	996.9	1,080.5	(7.7%)

Underground-Development	201.4	193.0	4.4%	680.9	926.7	(26.5%)

Underground-Sustaining	57.8	44.5	29.9%	232.4	94.4	146.2%

Open pit	40.3	25.5	58.0%	83.6	59.4	40.7%

Pre-production sales proceeds	(18.4)	-	100.0%	(69.7)	(26.1)	167.0%

Royalty expenses	22.6	23.4	(3.4%)	105.4	63.4	66.2%

Total operating cash costs (3)	246.9	197.7	24.9%	874.8	747.9	17.0%

Unit costs ($)

Cost of sales (per pound of copper sold) (4)	2.39	2.08	14.9%	2.02	2.20	(8.2%)

C1 (per pound of copper produced) (5)	0.73	0.76	(3.9%)	0.22	1.45	(84.8%)

All-in sustaining (per pound of copper produced) (5)	1.66	1.45	14.5%	0.87	1.94	(55.2%)

Mining costs (per tonne of material mined) (5)	2.36	1.85	27.4%	2.24	1.80	24.7%

Milling costs (per tonne of ore treated) (5)	7.19	7.29	(1.3%)	7.13	6.35	12.2%

G&A costs (per tonne of ore treated) (4)	3.90	3.28	19.0%	3.99	3.11	28.3%

Net cash generated from (used in) operating activities	149.4	69.5	115.0%	576.1	40.9	1,308.6%

Cash generated from operating activities before interest and tax	315.8	245.8	28.5%	1,210.8	371.2	226.2%

Interest paid	164.5	170.6	(3.6%)	276.4	316.8	(12.8%)

Total assets	14,125	13,369	5.7%	14,125	13,369	5.7%

Total non-current financial liabilities	4,084	4,419	(7.6%)	4,084	4,419	(7.6%)

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	6

(1)	All financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements for the reporting periods indicated.

(2)

Capital expenditure on cash basis for underground-development, for underground sustaining and for open-pit are supplementary financial measures which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

(3)	Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

(4)

Cost of sales (per pound of copper sold) and General & Administrative (G&A) costs (per tonne of ore treated) are supplementary financial measures which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

(5)

C1 cash costs (per pound of copper produced), all-in sustaining costs (per pound of copper produced), mining costs (per tonne of material mined), and milling costs (per tonne of ore treated) are non-GAAP ratios which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

Full Year 2021 vs 2020

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Revenue of $1,971.0 million in 2021 increased 82.8% compared to $1,078.2 million in 2020. Copper and gold volumes increased by 9.0% and 157.1% respectively. This was driven by the scheduled move to the higher grade areas of Phase 4B. Average prices were 53.4% higher for copper and 2.4% higher for gold.

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Income in 2021 was $681.1 million versus $494.6 million in 2020 due primarily to $0.9 billion higher revenue offset by $0.6 billion additional tax charges in 2021 versus 2020. 2021 reflects a $277.8 million deferred tax expense (2020: recognition of $346.6 million), which resulted mainly from the utilisation of prior year tax losses against current year taxable income and from previously announced underground delays, which contributed to a reduction in the loss carry-forwards anticipated to be utilised in future periods. Income attributable to owners of Turquoise Hill was $524.9 million ($2.61 per share) in 2021 compared with $406.3 million ($2.02 per share) in 2020.

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Cost of sales in 2021 was $622.3 million versus $669.4 million in 2020, as the transition to higher grade ore in Phase 4B provided an opportunity to deliver increased concentrate volumes despite lower milling rates and reduced material mined.

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Expenditures on property, plant and equipment for 2021 were $996.9 million compared to $1,080.5 million in 2020, comprising $913.3 million (2020 - $1,021.1 million) of underground capital expenditure, which included $232.4 million (2020 - $94.4 million) in underground sustaining capital expenditure, as well as open-pit expenditure of $83.6 million (2020 - $59.4 million). 2021 open-pit capital expenditure includes deferred stripping of $26.8 million and tailings storage facility spend of $26.2 million.

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Total operating cash costs[10] in 2021 of $874.8 million increased 17.0% from $747.9 million in 2020. The increase from the prior year was primarily driven by the impact of higher prices and volumes on royalties, together with additional COVID-19 related costs, higher consumable costs from processing harder Phase 4B ore and higher fuel prices, partially offset by lower power study costs.

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Cost of sales in 2021 was $2.02 per pound of copper sold[11] in 2021, compared to $2.20 per pound of copper sold in 2020, reflecting a lower unit cost from fixed costs efficiencies due to higher concentrate production as well as the impact of higher volumes of metals in concentrate sold.

10 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

11 Cost of sale per pound of copper sold is a supplementary financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	7

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C1 cash costs in 2021 were $0.22 per pound of copper produced[12], decreasing from $1.45 per pound of copper produced in 2020. The decrease was primarily driven by the impact of higher gold credits due to the higher gold revenue in 2021.

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All-in sustaining costs in 2021 were $0.87 per pound of copper produced[12] versus $1.94 per pound of copper produced in 2020. All-in sustaining costs were impacted by the same factors that impacted C1 cash costs offset by the impact of a $24.2 million increase in open-pit sustaining capital expenditure compared to 2020. Deferred stripping was $21.7 million higher in 2021 due to higher waste mined ahead of the transition of mining to Phase 5.

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Mining costs in 2021 were $2.24 per tonne of material mined[13] versus $1.80 per tonne of material mined in 2020. The increase was mainly due to lower material mined, which resulted from changes in mine design and a reduction in open-pit workforce levels to manage COVID-19, as well as higher mining costs. The increase in mine operating cost was mainly from COVID-19 related costs and higher consumables prices as well as higher fuel and tire consumption rates due to higher cycle times related to the current mining strategy.

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Milling costs in 2021 were $7.13 per tonne of ore treated[13] versus $6.35 per tonne of ore treated in 2020. The increase was from higher milling costs and 2.7% lower milled ore. The higher milling costs mainly resulted from bringing forward a maintenance shutdown from 2022 and processing harder ore compared to 2020.

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G&A costs in 2021 were $3.99 per tonne of ore treated[14] versus $3.11 per tonne of ore treated in 2020. The increase was mainly due to higher insurance, higher COVID-19 related costs and higher support costs in preparation for the undercut.

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Net cash generated from operating activities was $576.1 million in 2021 versus $40.9 million during 2020. This was primarily due to $0.9 billion higher revenue and lower interest paid as a result of a lower average LIBOR rate, partially offset by the impact of $17.7 million lower interest received on bank deposits and money market funds and $327.2 million higher taxes paid, which was driven by $356 million in payments made to the Government of Mongolia relating to the 2013 to 2015 and 2016 to 2018 tax assessments subject to international tax arbitration proceedings.

Q4’21 vs Q4’20

●

Revenue of $503.9 million in Q4’21 increased 24.4% from $405.1 million in Q4’20. Revenue increased due to 35.8% higher average copper prices and 54.5% higher gold sales volumes. Q4’21 production volumes of copper and gold decreased by 6.5% and 10.2% respectively, as a higher proportion of mill feed came from lower grade sources.

●	Income for the period was $207.3 million in Q4’21 versus $241.6 million in Q4’20, reflecting higher tax charges and total operating cash costs[15] offset by $98.8 million higher revenue.

12 C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

13 Mining costs per tonne of material mined and milling costs per tonne of ore treated are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

14 G&A costs per tonne of ore treated is a supplementary financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

15 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	8

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The increase in revenues reflects higher copper prices and gold volumes. There was a $19.7 million de-recognition of deferred tax assets in Q4’21 due to the utilisation of prior year tax losses (Q4’20: recognition of $86.1 million). The de-recognition in Q4’21 was due to the partial utilisation of 2016 losses against Q4’21 income, offset by an increase in temporary differences that relates primarily to tax depreciation on property, plant and equipment Income attributable to owners of Turquoise Hill in Q4’21 was $156.4 million ($0.78 per share) versus $159.9 million ($0.79 per share) in Q4’20.

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Cost of sales of $181.4 million in Q4’21 increased 4.5% from $173.6 million in Q4’20, primarily driven by higher labour costs due to COVID-19 restrictions, higher prices for fuel and explosives and timing differences on maintenance activities.

●

Expenditures on property, plant and equipment were $299.5 million in Q4’21 versus $263.0 million in Q4’20, comprised of $259.2 million (Q4’20: $237.5 million) in underground capital expenditure, including $57.8 million (Q4’20: $44.5 million) in underground sustaining capital expenditure as well as $40.3 million (Q4’20: $25.5 million) in open-pit sustaining capital expenditure.

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Total operating cash costs[16] of $246.9 million in Q4’21 increased 24.9% from $197.7 million in Q4’20, primarily due to additional COVID-19 related costs, higher processing costs due to the harder ore being mined in Phase 4B and higher fuel prices.

●	Unit cost of sales of $2.39 per pound of copper sold[17] in Q4’21 increased 14.9% from $2.08 per pound of copper sold in Q4’20, reflecting an increase in unit fixed costs from lower metal production.

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Oyu Tolgoi’s C1 cash costs of $0.73 per pound of copper produced[18] in Q4’21 decreased from $0.76 per pound of copper produced in Q4’20, primarily reflecting the impact of a $58.2 million increase in gold revenue.

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All-in sustaining costs of $1.66 per pound of copper produced[18] in Q4’21 increased from $1.45 per pound of copper produced in Q4’20, driven by a $14.8 million increase in open-pit sustaining capital expenditure offset by the impact of the higher gold revenue.

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Mining costs of $2.36 per tonne of material mined[18] in Q4’21 increased 27.4% from $1.85 per tonne of material mined in Q4’20. The increase was mainly driven by timing differences on maintenance activity, higher labour costs due to COVID-19 restrictions, and higher fuel and blast costs due to market price increases.

●

Milling costs of $7.19 per tonne of ore treated[18] in Q4’21 decreased 1.3% from $7.29 per tonne of ore treated in Q4’20. The decrease is due to higher milled ore partially offset by the impact of additional

16 Total operating cash costs is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

17 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

18 C1 cash costs per pound of copper produced, all-in sustaining costs per pound of copper produced, mining costs per tonne of material mined and milling costs per tonne of ore treated are non-GAAP ratios. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

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maintenance costs due to bringing forward a maintenance shutdown from 2022, higher labour costs due to COVID-19 restrictions, and higher fuel and explosive costs due to market price increases.

●

G&A costs of $3.90 per tonne of ore treated[19] in Q4’21 increased 19.0% from $3.28 per tonne of ore treated in Q4’20. The increase was mainly due to higher COVID-19 related costs and higher support costs associated with preparation for the undercut.

●

Net cash generated from operating activities was $149.4 million in Q4’21 versus $69.5 million in Q4’20, reflecting a $70.0 million improvement in cash generated from operating activities before interest and tax, which resulted from a $91.0 million increase in gross margin from increased sales revenue offset by $10.6 million higher operating expenses associated with the implementation of COVID-19 controls.

OYU TOLGOI

Operations, Safety Performance and COVID-19 Update

The Oyu Tolgoi open-pit and underground workforce posted an AIFR of 0.14 per 200,000 hours worked for the period ending December 31, 2021, the lowest full-year AIFR achieved to date.

During Q4’21, Mongolia continued to experience the impact of the ongoing COVID-19 pandemic. COVID-19 restrictions in Q4’21 adversely impacted both open-pit operations and underground development, and Oyu Tolgoi’s ability to maintain normal roster changes for workers remained challenged. This resulted in a further $35 million increase in estimated underground development capital since September 30, 2021. The total cumulative increase to the Definitive Estimate (the confirmatory analysis of the underground project costs and schedule contained in MSS20) underground development capital cost due to the impacts of COVID-19 through the end of Q4’21 was $175 million. This increase includes the currently known, incremental, time-related costs of COVID-19 restrictions; however, it does not include any impacts arising from associated schedule delays or delayed commitments caused by the delays to approval of the full budget uplift which has now been approved by the OT LLC board of directors (OT LLC Board). A reforecast of cost and schedule for the remaining project scope is now expected in Q2’22. The Company continues to monitor COVID-19 related impacts and will update the market as appropriate.

Oyu Tolgoi continues to implement multiple COVID-19 controls at site, including maintaining 1.5 metres social distancing, always wearing masks, regular hand washing, sanitisation, and personnel temperature checks at all high traffic areas. The Oyu Tolgoi site maintains a 5-day mandatory isolation for workers prior to entering the mine site. In Ulaanbaatar, office-based employees are working under flexible work arrangements.

With the arrival of the Omicron variant of COVID-19, cases increased at site during early 2022, however shorter quarantine periods have been maintained and cases are being managed well. Some interruption to work progress is expected in Q1’22 as a result and the Company continues to monitor the situation.

Oyu Tolgoi concentrate shipment volumes to customers remained challenged during the quarter and above target inventory levels remained at the end of Q4’21. The challenges were mainly a continuation of the COVID-19 related Mongolia / Chinese border restrictions that resulted in force majeure being declared from March 30, 2021. Shipments to Chinese customers recommenced on April 15, 2021, and Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage any supply chain disruptions. The force majeure

19 G&A costs per tonne of ore treated is a supplementary financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

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will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure OT LLC’s ability to meet its on-going commitments to customers and to return onsite concentrate inventory to target levels.

Selected Operational Metrics

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2021	4Q 2020	Change	Full Year 2021	Full Year 2020	Change

Open pit material mined (‘000 tonnes)	23,979	23,663	1.3%	84,983	97,694	(13.0%)

Ore treated (‘000 tonnes)	10,573	9,594	10.2%	39,124	40,200	(2.7%)

Average mill head grades:

Copper (%)	0.46	0.50	(8.0%)	0.50	0.46	8.7%

Gold (g/t)	0.38	0.41	(7.3%)	0.54	0.24	125.0%

Silver (g/t)	1.27	1.16	9.5%	1.26	1.18	6.8%

Concentrates produced (‘000 tonnes)	182.7	190.2	(3.9%)	749.6	693.1	8.2%

Average concentrate grade (% Cu)	21.3	21.9	(2.7%)	21.7	21.6	0.5%

Production of metals in concentrates:

Copper (‘000 tonnes)	38.9	41.6	(6.5%)	163.0	149.6	9.0%

Gold (‘000 ounces)	79	88	(10.2%)	468	182	157.1%

Silver (‘000 ounces)	238	231	3.0%	977	876	11.5%

Concentrate sold (‘000 tonnes)	165.9	181.5	(8.6%)	669.2	669.6	(0.1%)

Sales of metals in concentrates:

Copper (‘000 tonnes)	34.4	37.9	(9.2%)	139.4	137.8	1.2%

Gold (‘000 ounces)	102	66	54.5%	435	150	190.0%

Silver (‘000 ounces)	192	194	(1.0%)	783	760	3.0%

Metal recovery (%)

Copper	80.1	85.9	(6.8%)	82.8	79.6	4.0%

Gold	59.3	68.8	(13.8%)	68.4	58.6	16.7%

Silver	55.1	64.3	(14.3%)	61.6	56.4	9.2%

Oyut Open-Pit Operations and Hugo North Underground

Despite the challenges to workforce levels, the full year 2021 copper production was 9.0% higher and gold production was 157.1% higher than 2020. This was primarily due to the mining of higher-grade ore sourced from Phase 4B. In 2021, the concentrator received approximately 1 million tonnes of material from the underground project.

During Q4’21, open-pit mining in Phase 4B neared completion and the majority of mill feed came from other phases and stockpile material. Consequently, both copper and gold production for Q4’21 was lower than Q4’20.

Mill throughput of 10.6 million tonnes in Q4’21 was higher than Q4’20 of 9.6 million tonnes primarily due to softer ore in the mill feed in the quarter.

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The Oyu Tolgoi team continues to work to optimise the integrated mine plan with the goal of moving metal earlier in the 5-year window. The updated mine plan is expected in Q3’22, however updates will be provided earlier if the work is sufficiently developed to do so.

The underground project progressed well during Q4’21 with breakthrough of the service decline achieved and caving related development and construction continuing. MHS1 construction was completed in Q4’21. MHS1 commissioning and construction of the first on-footprint truck chute, a key enabler for production, was achieved in February 2022, and sustainable production is still expected in H1’23.

Although COVID-19 related restrictions continued to impact shaft activities, progress was made during the quarter. Shaft 4 sinking activities re-commenced in October 2021, with advancement now at 148 metres below ground level. Shaft 3 readiness works continued, with sinking commencement expected by the end of Q1’22. In response to slower than planned sinking rates at Shaft 4, a productivity improvement programme is underway and outcomes will be applied to activities in both shafts.

Following progress in negotiations with the Government of Mongolia, all undercut readiness criteria were considered to be achieved on January 24, 2022 with the OT LLC Board having unanimously approved commencement of the undercut. On January 25, 2022, a ceremony was held at the mine site to coincide with the commencement of undercutting.

Ahead of the first drawbell blast, expected in Q3’22, development and construction work on the extraction level continues with drawbell drives in the initiation area being excavated, drawpoint construction underway and concrete roadways laid, as well as continued construction work on truck chutes supporting Panel 0.

Following undercut commencement in January 2022, Panels 1 and 2 are expected to be delayed due to COVID-19 related work restrictions impacting both Shafts 3 and 4 and underground development progress as well as changes to mining scope previously disclosed.

The table below provides the Company’s currently estimated key milestone dates as compared to corresponding milestone dates disclosed in the 2020 Oyu Tolgoi Technical Report (2020 OTTR):

Milestone	2020 OTTR	Actual or Currently Projected Dates
Start Undercut blasting	July 2021	January 2022 (Actual)
MHS 1 (including Crusher 1) commissioning	Q4’21	February 2022 (Actual)
First drawbell blasted	May 2022	Q3’22
Sustainable Production (sustainable cave propagation)	February 2023 (~30 drawbells active(1))	H1’23 (~ 21 drawbells active(1))
First drawbell Panel 2	Q4’24	H1’26
First drawbell Panel 1	H2’26	H1’27
Shaft 3 commissioned	H1’22	H2’23(2)
Shaft 4 commissioned	H1’22	H2’23(2)

(1)

Design refinements identified that a minor modification to undercut sequence following additional geotechnical assessment of cave initiation conditions, changed the estimated number of drawbells to reach critical hydraulic radius, which is the point at which sustainable production is anticipated to commence. Critical hydraulic radius is an estimated factor, based on the best available data but some variability in the exact number of drawbells needed to reach critical hydraulic radius could occur with the potential for the requirement to be more or less than 21 drawbells.

(2)	Delays to Shafts 3 and 4 remain materially aligned to the Company’s disclosure in Q4’21.

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As at the end of Q4’21, cumulative* underground development progress was 63,418 equivalent metres (eqm) and cumulative* Conveyor to Surface advancement was 15,862 eqm.

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines**
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Q1’20	5.5	5.3	3.2
Q2’20	5.5	5.1	10.6
Q3’20	4.7	4.1	14.3
Q4’20	4.2	3.8	8.5
2020	19.9	18.4	36.6
Q1’21	3.5	2.9	13.5
Q2’21	1.7	1.2	11.6
Q3’21	2.2	1.8	8.1
Q4’21	3.3	2.7	14.9
2021	10.6	8.7	48.1
Total	63.4	53.7	240.1

Notes:

   Totals may not match due to rounding.

 * Lateral development and mass excavation amounts for Q3’18 have been updated to reflect revised results.

** Excludes Conveyor Declines but includes sustaining capital development metres in the quarter.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2

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Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Q1’20	1.0	0.7	7.5
Q2’20	1.0	0.9	2.6
Q3’20	0.9	0.9	0.0
Q4’20	1.0	1.0	0.0
2020	4.0	3.6	10.1
Q1’21	0.8	0.8	0.0
Q2’21	0.7	0.6	3.2
Q3’21	0.6	0.6	1.6
Q4’21	0.7	0.3	10.2
2021	2.9	2.3	15.0
Total	15.9	14.2	41.7

Note: Totals may not match due to rounding.

The additional 2021 development cost impact of the known COVID-19 delays up to the end of 2021 is estimated to be approximately $175 million, and additional impacts are expected as COVID-19 restrictions persist into 2022, albeit at reduced levels. The Company continues to monitor the impacts associated with COVID-19 delays and other issues impacting the underground development capital estimate as well as the overall project schedule. The manager is reviewing the cost and schedule following undercut commencement and is expected to provide an update in Q2’22.

OT LLC spent $259.2 million on underground capital expenditure during Q4’21, including $57.8 million of underground sustaining capital expenditure. Total underground capital expenditure from January 1, 2016, to December 31, 2021, was approximately $5.4 billion, including $0.3 billion of underground sustaining capital expenditure. Underground capital expenditure on a cash basis includes VAT and capitalised management services payments but excludes capitalised interest. In addition, OT LLC had contractual obligations20 of $0.4 billion as at December 31, 2021. From the restart of project development in 2016 through December 31, 2021, Oyu Tolgoi has committed over $4.0 billion to Mongolian vendors and contractors.

20 Contractual obligations is a non-GAAP financial measure. Please refer to Section – “Non-GAAP and Other Financial Measures” – on page 25 of this press release for further information.

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Incremental Mine Design Refinements

Panel 1 and Panel 2 are the focus of additional study work, which will continue through to 2023. The study work includes:

●	Design optimisation for Panel 2
●	Design optimisation for Panel 1
●	Pillar recovery assessment

To support the mining studies, additional data is being collected via a surface and underground drilling programme. The focus of the drilling programme during Q4’21 was the northern part of Panel 1 and the southern part of Panel 2. Although drilling slowed during Q4’21, the study work remains broadly on schedule.

Preliminary results from the ongoing Panel 2 mine design optimisation are expected in H1’22. The scope of this study includes a review of the base case, including optimisation of the extraction drive orientation and the undercut strategy, reducing exposure to caving-related risks. Risk reduction efforts could alter the mining sequence within panels which may result in movement of the metal profile. The initial focus is on the northern section of Panel 2, where additional data is already available and will be expanded to include the southern section in the latter part of 2022.

The Panel 1 and Pillar Recovery studies are scheduled for completion in early 2023.

FUNDING OF OT LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded OT LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, OT LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at December 31, 2021, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to OT LLC was $8.1 billion, including accrued interest of $2.2 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in OT LLC on behalf of state-owned Erdenes. These funded amounts earned interest at an effective annual rate of LIBOR plus 6.5% and were expected to be repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of OT LLC common share dividends. Erdenes also had the right to reduce the outstanding balance by making cash payments at any time. As at December 31, 2021, the cumulative amount of such funded amounts was $1.4 billion, representing 34% of invested common share equity, with unrecognised interest on such amounts of $1.0 billion. As announced on January 24, 2022, as part of the resolution of outstanding issues relating to the development of the Oyu Tolgoi underground project and the entering into of key agreements with the Government of Mongolia (the GoM Agreements), the Company agreed to waive in full the outstanding balance in relation to these funded amounts.

On December 30, 2021 the Parliament of Mongolia passed Resolution 103 to resolve the outstanding issues among the Company, Rio Tinto and the Government of Mongolia in relation to the implementation of Resolution 92 (see the section “Government Relations - Negotiations with Government of Mongolia” of this press release). Resolution 103 placed financing debt restrictions that will limit the Company’s ability to fund OT LLC with shareholder debt or to carry common share investments in OT LLC on behalf of Erdenes until sustainable production is achieved, which is currently expected in H1’23.

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As at December 31, 2021, Turquoise Hill had $0.7 billion of available liquidity in the form of cash and cash equivalents, which, under current projections and together with the various sources of funding available to the Company under the Amended and Restated Heads of Agreement (the Amended HoA) dated as of January 24, 2022 between the Company and Rio Tinto International Holdings Limited (RTIH), are expected to provide the Company with sufficient liquidity and resources to meet its minimum obligations for a period of at least 12 months from the balance sheet date of December 31, 2021.

The Amended HoA replaced the prior Heads of Agreement, entered into on April 9, 2021, which itself replaced the non-binding Memorandum of Understanding that Rio Tinto and Turquoise Hill entered into on September 9, 2020. The Amended HoA is binding and delineates a comprehensive funding arrangement (the Funding Plan) to address the Company’s estimated incremental funding requirement.

Key elements of the Amended HoA include:

●	Pursuing the rescheduling of principal repayments of existing debt (Re-profiling) to potentially reduce the base case funding requirement by up to $1.7 billion;
●	Seeking to raise up to $500 million of additional senior supplemental debt (SSD);
●

Rio Tinto committing to provide a co-lending facility (Co-Lending Facility), incremental to the Re-profiling and the SSD, of up to $750 million to be made available once sustainable production has been achieved;

●

Rio Tinto committing to provide a short-term secured advance (RT Advance) directly to the Company by way of one or more secured advances up to a maximum of $300 million, which would be available during the debt funding restriction period identified in Resolution 103 and would be indirectly repaid out of the proceeds of the $750 million Co-Lending Facility; and

●

The Company agreeing to conduct an equity offering in a form of its choosing of at least $650 million (Initial Equity Offering) (including a Rio Tinto pro rata participation) by no later than August 31, 2022.

Under the current base case assumptions, additional equity in excess of the initial $650 million would not be required if the Re-profiling, SSD and Co-Lending Facility are fully successful. In addition, the Amended HoA provides that, if necessary, Turquoise Hill could be required to raise up to a total of $1.5 billion (less the amount raised in the Initial Equity Offering) via equity in a form of its choosing.

The requirement of Rio Tinto to advance funds under the Co-Lending Facility is subject to a number of conditions precedent set out in the Amended HoA, including, among others: that certain undertakings provided by the Company in favour of the Oyu Tolgoi project finance lenders be amended to cover the Co-Lending Facility; that terms of the Oyu Tolgoi project finance agreements with respect to a “Sponsor Senior Loan” not be amended in any material respect; the absence of new material claims and proceedings against Turquoise Hill or Rio Tinto that could adversely impact the funding elements of the Amended HoA; the absence of a material adverse change and of a “Suspensive Event” as defined under the Oyu Tolgoi project finance agreements, and operations at Oyu Tolgoi not having been suspended for certain defined periods of time; and all relevant third party approvals and consents having been obtained. The requirement of Rio Tinto to advance funds under the RT Advance is also subject to a number of conditions precedent set out in the Amended HoA substantially similar to those applicable to the Co-Lending Facility. The foregoing list of conditions does not purport to be exhaustive, and investors should refer to a copy of the Amended HoA as filed on the SEDAR and EDGAR profiles of the Company.

In light of the financing debt restrictions in Resolution 103, until sustainable production is achieved (currently expected in H1’23), OT LLC’s estimated funding requirements are expected to be addressed by cash on hand

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at OT LLC, the Re-profiling and a pre-paid copper concentrate sale arrangement between Turquoise Hill and OT LLC.

Assuming successful completion of the above elements, the Company currently estimates it can address its $3.4 billion incremental funding requirement within the new timing framework of the Amended HoA, which sets a target date for the Re-profiling of no later than December 31, 2022 and an outside date for the SSD and Co-Lending Facility to the earlier of the three months following the lifting of the debt restrictions under Resolution 103 and December 31, 2023.

Successful implementation of the Amended HoA is subject to achieving alignment with relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors. However, non-fulfilment of any of the conditions precedent identified in the Amended HoA would also adversely affect the ability of the Company and OT LLC to obtain additional funding or re-profile existing debt as contemplated within the timeframe set out in the Amended HoA. The Company is in discussions with Rio Tinto regarding implementation of the Amended HoA as well as its residual funding requirements. In addition, given the uncertainties outlined above, the Company is currently assessing alternatives in the event that the timeline as outlined in the Amended HoA is not achieved.

Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

●	Successful implementation of the Amended HoA;
●	Changes in commodity prices and other market-based assumptions;
●	Open-pit operating performance as well as the successful implementation (or otherwise) of ongoing optimisation efforts;
●	Further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof; and
●

The outcomes of Turquoise Hill’s and Rio Tinto’s ongoing engagement with various Mongolian governmental bodies as the Mongolian Government implements Resolution 103, as discussed in the “Negotiations with the Government of Mongolia” section of this press release below.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require.

As noted above, Turquoise Hill currently estimates its base case incremental funding requirement to be $3.4 billion (September 30, 2021: $3.6 billion), taking into consideration:

●	Metal price assumptions for copper and gold over the incremental funding period, as delineated in the table below;
●	The Definitive Estimate, which estimated a development capital cost of $6.75 billion;
●

The additional cost impacts of COVID-19, including the known development cost impact up to the end of 2021 of approximately $175 million. Additional impacts are expected as COVID-19 restrictions persist into 2022, albeit at reduced levels. The Company continues to monitor the impacts associated with COVID-19 delays and other issues impacting the underground development capital estimate as well as the overall project schedule;

●	The current forecast of sustainable production for Panel 0, which is H1’23;
●	The current forecast of delays to Shafts 3 and 4 (for further information, see the “Oyut Open-Pit Operations and Hugo North Underground” section of this press release above); and

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●

The impact of the open-pit mine redesign in response to previously reported geotechnical events, resequencing of open-pit ore phases due to the delayed commencement of the undercut as well as the impacts of COVID-19 on the open-pit waste movement (for further information, see the “Oyut Open-Pit Operations and Hugo North Underground” section of this press release above).

The specific metal price assumptions used in determining the base case incremental funding gap are as follows:

Year	Copper ($ / pound)	Gold ($ / troy ounce)
2022	4.22	1,816
2023	4.06	1,789
2024	3.83	1,708

Within the base case funding requirement are $1.8 billion of scheduled principal repayments, which the Company is attempting to re-profile.

The decrease in the Company’s estimated incremental funding requirements to $3.4 billion as at December 31, 2021 (September 30, 2021: $3.6 billion) is primarily the result of updates to metal price assumptions.

Additionally, Turquoise Hill currently estimates its base case incremental funding will continue to be influenced, either positively or negatively, by various factors over the incremental funding period, many of which are outside the Company’s control, including:

●

Any further revisions to the amount of development capital required to ramp-up the underground mine production from the Definitive Estimate of $6.75 billion plus the additional $175 million in known COVID-19 related costs at December 31, 2021;

●

The timing of sustainable production and ramp-up profile and their impact on cash flows including any further COVID-19 related delays (for further information, see the “Oyut Open-Pit Operations and Hugo North Underground” section of this press release above);

●

The outcomes of Turquoise Hill’s and Rio Tinto’s ongoing engagement with various Mongolian governmental bodies to resolve remaining outstanding items relating to the Government of Mongolia’s implementation of Resolution 103 as discussed in the “Negotiations with the Government of Mongolia” section of this press release below;

●	Changes to the amount of cash flow expected to be generated from open-pit operations, net of underground and open-pit sustaining capital requirements;
●	Further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof; and
●

Changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement).

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $3.4 billion base case estimate, and such variance may be significant. See the sections “Risks and Uncertainties” and “Forward-Looking Statements and Forward-Looking Information” in this press release.

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GOVERNMENT RELATIONS

Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in OT LLC. The remaining 34% interest in OT LLC is held by Erdenes. Turquoise Hill was obliged to fund Erdenes’ share of Oyu Tolgoi’s funding requirements until September 2016, and Erdenes’ share of the capital costs and operating costs of the underground mine until September 2021 under the ARSHA and the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) entered into on May 18, 2015 between, among others, the Company, the Government of Mongolia, Erdenes and OT LLC.

Underground construction recommenced in May 2016 when OT LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto (as project manager) and OT LLC. Approval followed the signing of the UDP in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by the 2009 Investment Agreement among Turquoise Hill, the Government of Mongolia, OT LLC and an affiliate of Rio Tinto (Investment Agreement or IA). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Oyu Tolgoi Special Committee Independent Consulting Group Report

As previously disclosed by the Company, a special committee of Turquoise Hill’s board of directors, comprised solely of independent directors of the Company (the Special Committee), has been independently reviewing the construction delays and cost overruns that were disclosed to Turquoise Hill by Rio Tinto OT Management Limited, a subsidiary of Rio Tinto, (Rio Tinto Manager) and publicly announced by the Company and Rio Tinto in July 2019. The Special Committee was formally constituted in December 2020 to carry out this review.

Also, as announced on December 1, 2020, the OT LLC Board established a special board committee (the OT Special Committee) comprised of two representatives of Erdenes and two representatives of the Company to investigate the causes of the increase in cost and schedule extension to the underground development of Oyu Tolgoi during the period between the 2016 Mongolian Statutory Study21 (previously referred to as the “2016 Feasibility Study”) and the Definitive Estimate. The OT Special Committee commissioned a report from a group of consultants (the Independent Consulting Group or ICG), to conduct the review on behalf of the OT Special Committee. The work of the ICG did not include any analysis of the legal rights of OT LLC with respect to the

21 The 2016 Mongolian Statutory Study is neither a “feasibility study” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101) nor as defined under the CIM (Canadian Institute of Mining, Metallurgy and Petroleum) Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council (CIM Definition Standards).

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role of Rio Tinto Manager or assess whether the conduct of Rio Tinto Manager failed to meet the standards of performance under the management agreement.

On July 31, 2021, ICG released its report (the ICG Report) and on August 9, 2021, Turquoise Hill announced that it was reviewing the ICG Report.

Following the release of the ICG Report, the plaintiffs in class action proceedings against the Company, previously commenced in the United States District Court for the Southern District of New York, and in a parallel Canadian class action before the Superior Court of Québec amended their complaints to include certain allegations concerning statements made in the ICG Report in support of their claims.

Since the release of the ICG Report, the Special Committee continued to carry out its review of project cost overruns and schedule delays and the performance of Rio Tinto Manager. This work has been performed in parallel with the work of the Company’s independent directors in overseeing the negotiations of a comprehensive agreement with the Government of Mongolia and the Amended HoA.

In connection with the Company’s negotiations with Rio Tinto with respect to the agreements with the Government of Mongolia and the Amended HoA, the Special Committee has sought to achieve a comprehensive solution that allows all parties to move forward in a manner that advances the development of the project for the benefit of all stakeholders, including the Mongolian people and Turquoise Hill’s shareholders.

In assessing whether the terms of the agreements with the Government of Mongolia and Amended HoA should be recommended for approval by the board of directors of the Company (the Board of Directors), the Special Committee, with the advice of external advisors, considered the following non-exhaustive list of considerations: the proposed agreements with the Government of Mongolia and the Amended HoA; views expressed by the Government of Mongolia and various minority shareholders with respect to Rio Tinto Manager’s performance; Rio Tinto’s position with respect to Rio Tinto Manager’s performance; inherent risks in large underground project development; and the terms of the agreements between the Company, OT LLC, and Rio Tinto, including those which establish a “gross fault” standard for liability for Rio Tinto Manager and the absence of guarantees with respect to project cost or time for completion.

The Special Committee further considered the significant benefits of resolving all matters amongst the parties, including enabling the parties to proceed with the undercut, avoiding further delays that would likely arise if the parties were unable to resolve outstanding issues and the additional costs and potential value destruction of such delays as well as the value of the concessions offered by Rio Tinto in amending the terms of the HoA. After weighing these and other considerations, the Special Committee determined that it would be in the best interests of the Company to obtain a comprehensive resolution of outstanding issues between all parties involved in the Oyu Tolgoi underground project that enables the project to move forward. The Special Committee recommended to the Board of Directors that the Company accept the terms in the Amended HoA and not assert any claims of breach of any obligation of Rio Tinto or its affiliates under any agreement between the Company or any of its subsidiaries and Rio Tinto or any of its affiliates based on facts available to and known by the Company as of the date of the Amended HoA.

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Negotiations with Government of Mongolia

In Q4’21, negotiations between Turquoise Hill, Rio Tinto and various Mongolian governmental bodies continued to progress towards resolution of the outstanding items necessary to enable undercut commencement including approval for registration of the updated Resources and Reserves (RR19) through the Minerals Council of Mongolia in Q4’21 and submission for assessment of the updated Mongolian Statutory Study (MSS20)22.

On December 13, 2021 Rio Tinto and the Company made a joint offer to the Government of Mongolia with the aim of resetting the relationship and allowing all parties to move forward together. Subsequently on December 30, 2021 the Mongolian Parliament passed Resolution 103 that aimed to improve the benefits to Mongolia from the Oyu Tolgoi project and set out a number of required measures to resolve the outstanding issues in relation to Parliamentary Resolution 92.

In parallel, on December 30, 2021, the OT LLC Board approved the operating programme and budget for OT LLC’s 2022 financial year, consisting of over $780 million related to commitments to enable the Oyu Tolgoi underground project to continue to progress towards undercutting, sustainable production and ramp-up.

On January 24, 2022, the Company announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and that the OT LLC Board had unanimously approved the commencement of the undercut, namely the commencement of blasting that will start the Oyu Tolgoi underground mine production and the full Definitive Estimate underground development budget of $6.75 billion.

The decision to approve the undercut represented a reset of the relationship with the Government of Mongolia with a view to delivering economic benefits to all stakeholders including the people of Mongolia and followed resolution of many of the conditions required in Resolution 103 including:

●	Turquoise Hill agreeing to waive in full the US$2.4 billion carry account loan of Erdenes. See the section “Funding of OT LLC by Turquoise Hill” in this press release;
●	Improved cooperation with Erdenes in monitoring the Oyu Tolgoi underground development and enhancing environment, social and governance (ESG) matters;
●	The approval of the ESA; and
●	The establishment of a funding structure at OT LLC that does not incur additional loan financing prior to sustainable production for Panel 0 (expected in the first half of 2023).

The Company continues to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding measures of Resolution 103, namely the formal termination of the UDP and resolution of the outstanding OT LLC tax arbitration.

On January 25, 2022, undercutting commenced with a celebration on site to mark the occasion, with dignitaries from the Government of Mongolia as well as Rio Tinto and Turquoise Hill in attendance.

22 Previously referred to as “OTFS20”. MSS20 is neither a “feasibility study” within the meaning of NI 43-101 nor as defined under the CIM Definition Standards.

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Oyu Tolgoi Mine Power Supply

OT LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid (NPTG), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the subsidiary of Inner Mongolia’s power grid company.

OT LLC is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between OT LLC and the Government of Mongolia in December 2018 provided a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine.

In June 2020, OT LLC and the Government of Mongolia entered into an amendment to the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress a Government of Mongolia funded, owned and operated power plant at Tavan Tolgoi, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine.

The PSFA Amendment provided that if certain agreed milestones are not met in a timely manner, OT LLC would be entitled to select from, and implement the alternative power solutions specified in the PSFA Amendment, including a coal-fired power plant at Oyu Tolgoi, the Mongolian grid or a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

The three PSFA Amendment milestones were not met by the original dates of March 1, 2021, March 31, 2021, and July 1, 2021.

On January 26, 2022, OT LLC entered into the ESA with, amongst others, Southern Region Electricity Distribution Network to provide OT LLC with power from the Mongolian grid. Power will be delivered pursuant to the ESA once certain technical conditions are satisfied.

The ESA has a term of 20 years from the date on which supply commences and provides a pathway to meeting OT LLC’s long-term power requirements from domestic power sources.

While the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, OT LLC will continue to import its power from Inner Mongolia, China. An agreement in-principle has been reached between NPTG and IMPIC for a three-year fixed term extension to 2026, potentially followed by an extension to up to 2030, if required. The outstanding commercial terms are in the process of being finalised.

Oyu Tolgoi Tax Assessments

On January 16, 2018, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by OT LLC between 2013 and 2015 (the 2013 to 2015 Tax Assessment). In January 2018, OT LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

On February 20, 2020, the Company announced that OT LLC would be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement and Chapter 8 of the UDP. The dispute resolution provisions call for arbitration

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under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by OT LLC between 2016 and 2018 (the 2016 to 2018 Tax Assessment). Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. The MTA also proposed a $1.4 billion adjustment to the balance of OT LLC’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, Turquoise Hill announced that OT LLC had completed its evaluation of the 2016 to 2018 Tax Assessment claim and confirmed that OT LLC had given notice of its intention to apply to the UNCITRAL tribunal to amend its statement of claim to include certain matters raised in the 2016 to 2018 Tax Assessment. OT LLC’s application to include these matters in the pending arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the statement of claim, there are certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments, which are being addressed in local Mongolian tax courts. As there is less certainty with respect to the resolution of these matters, the Company has accrued for certain amounts and has also adjusted its loss carry forwards.

In February 2021, OT LLC received notices of payment totalling approximately $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment, and in March 2021, OT LLC received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by OT LLC within 10 business days from the dates of the notices of payment. Under the same legislation, OT LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (GOM Defence and Counterclaim) in relation to the tax arbitration proceeding. Turquoise Hill was not a party to the arbitration, but the GOM Defence and Counterclaim requested that the arbitral tribunal add both the Company and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GOM Defence and Counterclaim is to seek the rejection of OT LLC’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia also makes assertions surrounding previously reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event OT LLC’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the Investment Agreement is void.

The Company denied the allegations relating to it in the GOM Defence and Counterclaim and filed a submission to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. As announced by the Company on January 17, 2022, following a hearing on this issue, the arbitral tribunal issued a ruling deciding that Turquoise Hill not be added as a party to the arbitration.

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As described above, Resolution 103 authorised certain measures to be completed by the Government of Mongolia in order for Resolution 92 to be considered formally implemented. As announced on January 24, 2022, the Company remains committed to continue to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding matters of Resolution 103, including resolution of the outstanding tax arbitration.

The Company remains of the opinion that the tax positions adopted by OT LLC in its tax filings were correct and that OT LLC has paid all taxes and charges required under the Investment Agreement, the ARSHA, the UDP and Mongolian law.

On February 11, 2022, the arbitral tribunal issued a Partial Award confirming its earlier ruling that Turquoise Hill not be added as a party to the tax arbitration. On the same day, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months (until August 11, 2022) or until 21 days from when the tribunal receives notice from OT LLC or the Government of Mongolia to terminate the suspension.

Anti-Corruption Authority Information requests

On March 1, 2022, OT LLC notified the Company that it received a letter from the Mongolian Anti-Corruption Authority requesting certain documents and information relating to an investigation regarding the underground construction work. The Company has no further details at this time and will update the market as appropriate.

CLASS ACTION COMPLAINTS

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, a first amended complaint was filed on March 16, 2021, and a second amended complaint was filed on September 16, 2021. Defendants moved to dismiss the operative amended complaint on October 19, 2021, under Rule 12(b)(6) of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act of 1995, for failure to state a claim. As of December 17, 2021, the motion is fully briefed and pending before the Court. The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. An amended complaint was filed on July 27, 2021 which did not substantially alter the claim. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). On January 7, 2022 the plaintiff re-amended the claim to include allegations relating to developments arising since the previous amended complaint was filed. The Company and the other defendants expect to produce their evidence to contest certification of the class action at the end of March 2022. No hearing has been scheduled yet. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.

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See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “RISKS AND UNCERTAINTIES” section of the Q4 2021 MD&A.

CORPORATE ACTIVITIES

Exploration

Turquoise Hill, through its wholly owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration programme in Mongolia on licences that are not part of Oyu Tolgoi. Turquoise Hill owns three exploration licences: Bag and Od-2 in the Umnugobi province and Khatavch in the Dornogovi province.

In 2021, the team successfully completed field work on all three of its exploration licences. The field work was completed safely and efficiently, which is a remarkable achievement given the many challenges associated with the COVID-19 pandemic. During Q4’21, the results from the geophysical survey at Bag and Od-2 were received. The results identified two potential drill targets that will be followed up in 2022. Also during Q4’21, the team completed field work at Khatavch. The results of this work show several areas of interest which will be followed-up via further mapping, sampling, and high-resolution ground magnetics in 2022.

As part of Turquoise Hill’s exploration growth strategy, the team continues to pursue other land opportunities. During Q4’21, the exploration team reviewed a total of 154 land areas that were made available for tender by the Mineral Resources and Petroleum Authority of Mongolia. To date, none of the declared areas have been of interest due to unfavourable geological terrains and/or mineralisation style.

Executive Appointment

On March 4, 2021, the Company announced the resignation of its Chief Executive Officer, Ulf Quellmann, effective March 3, 2021 and the appointment of Steve Thibeault as Interim Chief Executive Officer. Mr. Quellmann also resigned as a director of the Company, and Mr. Thibeault was appointed as a director.

NON-GAAP AND OTHER FINANCIAL MEASURES

The Company presents and refers to the following non-GAAP financial measures, non-GAAP ratios and supplementary financial measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS. These measures and ratios are not standard and therefore may not be comparable to other issuers.

Non-GAAP financial measures

Non-GAAP financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (NI 52-112) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

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Total operating cash costs

The measure of total operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill, which are eliminated in the consolidated financial statements of the Company.

Total operating cash costs is used internally by management to assess the performance of the business in effectively allocating and managing costs and is provided in order to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC. Total operating cash costs are relevant to the understanding of the Company’s operating profitability and ability to generate cash flows. The most comparable financial measure that is disclosed in the primary financial statements for total operating costs is “Cost of sales”. A reconciliation operating cash costs for its current and comparative period is presented under “Non-GAAP Ratios” herein below.

Consolidated working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of consolidated working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory. Management and investors consider movements in consolidated working capital to understand the company’s cash flow generated from operating activities before interest and tax.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Consolidated working capital (Stated in $000’s of dollars)	December 31, 2021	December 31, 2020

Inventories (current)	$290,017	$197,962

Trade and other receivables	16,119	60,012

Trade and other payables:

- trade payables and accrued liabilities	(320,791)	(315,570)

- payable to related parties	(54,153)	(65,552)

Consolidated working capital	$(68,808)	$(123,148)

Contractual obligations

The following section of this press release discloses contractual obligations in relation to the Company’s project finance, lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this press release and in the Company’s Q4 2021 MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The presentation of contractual obligations here and in the Company’s Q4 2021 MD&A is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

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A reconciliation of contractual obligations as at December 31, 2021 to the relevant line items from among the current assets and liabilities in the consolidated financial statements and notes is provided below.

	Project Finance Facility	Purchase obligations	Other Obligations	Power commitments	Lease liabilities	Decommissioning obligations

(Stated in $000’s of dollars)

Commitments (MD&A)	4,282,140	383,505	343,768	188,814	31,785	349,666

Cancellable obligations	-	(316,832)	-	(126,014)	-	-

(net of exit costs)

Accrued capital expenditure	-	(40,720)	40,720	-	-	-

Discounting and other adjustments	(124,796)	-	-	-	(6,350)	(196,004)

Financial statement amount	4,157,344	25,953	384,488	62,800	25,435	153,662

Contractual obligations is used to present contractual and other obligations that are both cancellable or non-cancellable.

Non-GAAP ratios

A non-GAAP ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-GAAP financial measure as one or more of its components, and (c) is not disclosed in the financial statements. The non-GAAP financial measures used to calculate the non-GAAP ratios below are C1 cash costs, all-in sustaining costs, mining costs and milling costs.

C1 cash costs per pound of copper produced

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products.

All-in sustaining costs per pound of copper produced

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of OT LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

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A reconciliation of total operating cash costs, C1 cash costs and AISC is provided below.

	(Three Months Ended)		(Twelve Months Ended)

C1 costs (Stated in $000’s of dollars)	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Cost of sales	181,411	173,523	622,329	669,394

Cost of sales: $/lb of copper sold	2.39	2.08	2.02	2.20

Depreciation and depletion	(39,459)	(47,684)	(163,007)	(176,024)

Change in inventory	28,405	8,352	109,212	26,534

Other operating expenses	68,181	57,558	275,487	202,271

Less:

- Inventory (write-down) reversal	(133)	92	3,465	2,703

- Depreciation	(584)	(657)	(2,359)	(5,236)

Management services payment to Turquoise Hill	9,125	6,466	29,706	28,305

Total operating cash costs	246,947	197,650	874,834	747,947

Total operating cash costs: $/lb of copper produced	2.88	2.16	2.43	2.27

Adjustments to total operating cash costs(1)	(1,512)	(3,290)	(30,458)	12,442

Less: Gold and silver revenues	(183,162)	(125,105)	(766,524)	(280,895)

C1 costs ($‘000)	62,273	69,255	77,852	479,494

C1 costs: $/lb of copper produced	0.73	0.76	0.22	1.45

All-in sustaining costs (Stated in $000’s of dollars)

Corporate administration	10,876	9,534	37,699	30,602

Asset retirement expense	2,042	4,752	7,482	4,607

Royalty expenses	22,605	23,460	105,399	63,420

Ore stockpile and stores write-down (reversal)	133	(92)	(3,465)	(2,703)

Other expenses	3,884	316	5,598	4,385

Sustaining cash capital including deferred stripping	40,263	25,413	83,648	59,326

All-in sustaining costs ($‘000)	142,076	132,638	314,213	639,131

All-in sustaining costs: $/lb of copper produced	1.66	1.45	0.87	1.94

(1)

Adjustments to total operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cash cost.

Mining costs per tonne of material mined

Mining costs per tonne of material mined for the three and twelve months ended December 31, 2021 are calculated by reference to total mining costs of $56.5 million and $190.7 million (Q4’20: $44.2 million and $175.9 million) respectively and total material mined of 24.0 million and 85.0 million tonnes (Q4’20: 23.8 million and 97.7 million tonnes) respectively.

Cost of sales is the most comparable measure for mining and milling costs. Mining and milling costs represent total operating cash costs of Oyu Tolgoi’s open-pit mining and concentrator operations.

Mining, milling and G&A costs per tonne ratios are used internally by management and investors to assess the performance of the business by providing information on cost efficiency across the important components of Oyu Tolgoi’s operations - its open-pit mine, concentrator and support functions.

Milling costs per tonne of ore treated

Milling costs per tonne of ore treated for the three and twelve months ended December 31, 2021 are calculated by reference to total milling costs of $76.1 million and $278.9 million (Q4’20: $69.9 million and $255.4 million) respectively and total ore treated of 10.6 million and 39.1 million tonnes (Q4’20: 9.6 million and 40.2 million tonnes) respectively.

Supplementary financial measures

Supplementary financial measures are defined under NI 52-112 as financial measures (a) which are neither non-GAAP financial measures nor non-GAAP ratios, (b) that are not presented in the financial statements and

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(c) that are, or are intended to be, disclosed periodically to depict the historical or expected future financial performance, financial position or cash flow. The below are supplementary financial measures that the Company uses to depict its financial performance, financial position or cash flows.

Cost of sales per pound of copper sold

Cost of sales is reported in the consolidated income statement. Cost of sales per pound of copper sold supports management’s objective of efficient cost allocation and is used by management and investors to understand operating profitability.

Capital expenditure on a cash basis for underground-development/underground-sustaining/open-pit

Capital expenditure comprises sustaining and development expenditure on property, plant and equipment, and on intangible assets. This is equivalent to “Expenditures on property, plant and equipment” in the cash flow statement. Capital expenditures have been further disaggregated to reflect the open-pit operations, underground and tailings storage.

This measure is used to support management’s objective of effective and efficient capital allocation as the Company needs to invest in existing assets across our operations in order to maintain and improve productive capacity, and to deliver growth through completion of the underground project.

Total underground spend is not an annual measure but represents total underground capital expenditure on the underground project since January 1, 2016.

G&A costs per tonne of ore treated

G&A costs per tonne of ore treated for the three and twelve months ended December 31, 2021 are calculated by reference to total general & administrative costs. General & administrative costs are equivalent to Oyu Tolgoi administrative expenses of $41.3 million and $156.1 million (Q4’20: $31.5 million and $124.9 million) respectively. Total ore treated for those periods was 10.6 million and 39.1 million tonnes respectively (Q4’20: 9.6 million and 40.2 million tonnes). G&A is used to promote cost effectiveness through measurement of the overhead required to support the business.

QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this press release and in the Company’s Q4 2021 MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” as that term is defined in NI 43-101.

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SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including IAS 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Dec-31 2021	Sep-30 2021	Jun-30 2021	Mar-31 2021

Revenue	503.9	622.8	317.8	526.5

Income for the period	207.3	22.9	118.8	332.1

Income (loss) attributable to owners of Turquoise Hill Resources Ltd	156.4	34.9	96.9	236.7

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd	0.78	0.17	0.48	1.18

	Quarter Ended
	Dec-31 2020	Sep-30 2020	Jun-30 2020	Mar-31 2020

Revenue	405.1	264.4	278.0	130.7

Income for the period	241.6	161.7	72.3	19.0

Income (loss) attributable to owners of Turquoise Hill Resources Ltd	159.9	128.6	72.6	45.2

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd	0.79	0.64	0.36	0.22

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Consolidated Statements of Income

(Stated in thousands of U.S. dollars, except share and per share amounts)

		Year Ended December 31,
	Note	2021		2020

Revenue	4	$1,971,042		$1,078,192
Cost of sales	5	(622,329)		(669,394)
Gross margin		1,348,713		408,798

Operating expenses	6	(275,487)		(202,271)
Corporate administration expenses		(37,699)		(30,602)
Other (expenses) income		(37,577)		482
Income before finance items and taxes		997,950		176,407

Finance items			`
Finance income	7	2,998		17,349
Finance costs	7	(8,036)		(5,510)
		(5,038)		11,839
Income from operations before taxes		$992,912		$188,246

Income and other taxes	16	(311,792)		306,396
Income for the year		$681,120		$494,642

Attributable to owners of Turquoise Hill Resources Ltd.		524,890		406,288
Attributable to owner of non-controlling interest		156,230		88,354
Income for the year		$681,120		$494,642

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	21	$2.61		$2.02

Basic weighted average number of shares outstanding (000’s)	18	201,231		201,231

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

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Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020
Income for the year	$681,120	$494,642

Other comprehensive income:
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	2,945	2,231
Other comprehensive income for the year (a)	$2,945	$2,231

Total comprehensive income for the year	$684,065	$496,873

Attributable to owners of Turquoise Hill	527,835	408,519
Attributable to owner of non-controlling interest	156,230	88,354
Total comprehensive income for the year	$684,065	$496,873

 (a) No tax charges and credits arose on items recognized as other comprehensive income in 2021 (2020 - nil).

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

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Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2021	2020

Cash generated from operating activities before interest and tax	20	$1,210,790	$371,169

Interest received		2,735	20,407
Interest paid		(276,392)	(316,778)
Income and other taxes paid	23	(361,040)	(33,855)
Net cash generated from operating activities		$576,093	$40,943

Cash flows from investing activities
Receivable from related party: amounts withdrawn	22	-	511,284
Expenditures on property, plant and equipment		(996,917)	(1,080,516)
Pre-production sales proceeds	13	69,726	26,091
Purchase of other financial assets		(206)	(399)
Purchase of put options	24	(29,907)	-
Other investing cash flows		63	1,106
Cash used in investing activities		$(957,241)	$(542,434)

Cash flows from financing activities
Repayment of project finance facility		(43,489)	(23,289)
Payment of lease liability		(4,085)	(4,344)
Cash used in financing activities		$(47,574)	$(27,633)

Effects of exchange rates on cash and cash equivalents		(603)	760
Net decrease in cash and cash equivalents		$(429,325)	$(528,364)

Cash and cash equivalents - beginning of year		$1,123,621	$1,651,985
Cash and cash equivalents - end of year		694,296	1,123,621
Cash and cash equivalents as presented in the consolidated balance sheets		$694,296	$1,123,621

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

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Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

		December 31,	December 31,
	Note	2021	2020
Current assets
Cash and cash equivalents	8	$694,296	$1,123,621
Inventories	9	290,017	197,962
Trade and other receivables	10	16,119	60,012
Prepaid expenses and other assets	11	120,606	127,274
Other financial assets	12	109	-
		1,121,147	1,508,869
Non-current assets
Property, plant and equipment	13	11,974,480	10,927,512
Inventories	9	60,711	37,557
Prepaid expenses	11	348,671	-
Deferred income tax assets	16	602,862	880,705
Other financial assets	12	16,818	14,118
		13,003,542	11,859,892
Total assets		$14,124,689	$13,368,761

Current liabilities
Borrowings and other financial liabilities	15	$397,421	$28,288
Trade and other payables	14	384,488	390,059
Deferred revenue		149,368	103,289
		931,277	521,636

Non-current liabilities
Borrowings and other financial liabilities	15	3,785,358	4,173,491
Deferred income tax liabilities	16	145,434	111,717
Decommissioning obligations	17	153,662	133,964
		4,084,454	4,419,172
Total liabilities		$5,015,731	$4,940,808

Equity
Share capital	18	$11,432,122	$11,432,122
Contributed surplus		1,555,774	1,558,834
Accumulated other comprehensive income		4,363	1,418
Deficit		(2,890,711)	(3,415,601)
Equity attributable to owners of Turquoise Hill		10,101,548	9,576,773
Attributable to non-controlling interest	19	(992,590)	(1,148,820)
Total equity		$9,108,958	$8,427,953

Total liabilities and equity		$14,124,689	$13,368,761

Commitments and contingencies (Note 23)
Subsequent events (Note 26)

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

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Consolidated Statements of Equity
(Stated in thousands of U.S. dollars)

Year Ended December 31, 2021	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total	Non-controlling Interest (Note 19)	Total equity

Opening balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953

Income for the year	-	-	-	524,890	524,890	156,230	681,120

Other comprehensive income for the year	-	-	2,945	-	2,945	-	2,945

Employee share plans	-	(3,060)	-	-	(3,060)	-	(3,060)
Closing balance	$11,432,122	$1,555,774	$4,363	$(2,890,711)	$10,101,548	$(992,590)	$9,108,958

Year Ended December 31, 2020	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 19)	Total equity

Opening balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057

Income for the year	-	-	-	406,288	406,288	88,354	494,642

Other comprehensive income for the year	-	-	2,231	-	2,231	-	2,231

Employee share plans	-	23	-	-	23	-	23
Closing balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953

The notes to the Company’s financial statements, which are available on the Company’s website, are part of its consolidated financial statements.

Turquoise Hill has filed its Annual Information Form (AIF), Audited Consolidated Financial Statements and accompanying notes, as well as Management’s Discussion and Analysis for the year ended December 31, 2021. These documents are available on the Turquoise Hill investor website at https://turquoisehill.com/investors/overview/default.aspx or the Canadian Securities Administrators website at www.sedar.com. Turquoise Hill has also filed its Annual Report on Form 40-F with the U.S. Securities and Exchange Commission (SEC), which is available through the SEC website at www.sec.gov. Turquoise Hill shareholders may request a printed copy of any of these documents, free of charge, from the investor contact noted below.

Contact

Investors and Media

Roy McDowall

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

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About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the Amended HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the Amended HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Company’s ability to reach agreement with project finance lenders on the re-profiling of existing debt payments in line with current cash flow projections, as well as the Company (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the availability and amount of potential sources of additional funding, including the short-term secured advance to be provided by Rio Tinto to the Company under the Amended HoA; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to conduct one or more equity offerings as contemplated by the Amended HoA in light of future and then prevailing market conditions; the expectations set out in the 2020 OTTR; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the merits of the defence and counterclaim filed by the Government of Mongolia in the international tax arbitration brought by OT LLC and the likelihood of the parties being able to amicably resolve the ongoing tax issues; the timing of studies, announcements and analyses; the status of underground development; including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a SOPP and related amendments to the PSFA, as amended, as well as power purchase agreements and extensions thereto; finalization of an agreement with IMPIC on extension of the current power import arrangements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; capital and operating cost estimates; mill and concentrator throughput; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of

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Mongolia on the ability of OT LLC to incur any additional indebtedness; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; finalization of an agreement with IMPIC on an extension of the current power import arrangements; the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended and restated; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international arbitration proceedings, including the likelihood of the parties being able to amicably resolve the ongoing tax issues; regulatory restrictions (including environmental regulatory restrictions and liability); OT LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; the Company’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; defective title to mineral claims or property; and human rights requirements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of the Oyu Tolgoi project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the approval or non-approval by the OT LLC Board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including slowdown on the underground development and significant delays to first sustainable production; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the updated funding plan that is the subject of the Amended HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in the 2020 OTTR); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from

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those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in the Q4 2021 MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of the Q4 2021 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

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